UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___ to ___.
Commission file number: 1-5415

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
A.M. Castle & Co. 401(K) Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, Illinois 60523

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included as part of these financial statements are not applicable to the A.M. Castle & Co. 401(k) Savings and Retirement Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the
A.M. Castle & Co. 401(k) Savings and Retirement Plan
Oak Brook, Illinois
We have audited the accompanying statements of net assets available for benefits of A.M. Castle & Co. 401(k) Savings and Retirement Plan as of December 31, 2013 and 2012 and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of A.M. Castle & Co. 401(k) Savings and Retirement Plan, including the Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Chicago, Illinois
June 25, 2014

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2013 and 2012

	2013	2012
NET ASSETS
Participant directed investments at fair value	$98,930,551	$93,492,562
Notes receivable from participants	2,442,813	2,397,035
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	101,373,364	95,889,597
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(40,207)	(187,345)
NET ASSETS AVAILABLE FOR BENEFITS	$101,333,157	$95,702,252

See accompanying notes to financial statements

A.M. CASTLE & CO.
401(k) SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year ended December 31, 2013

ADDITIONS TO NET ASSETS
Investment income
Net appreciation in fair value of investments	$8,749,289
Interest	97,024
Dividends	3,596,266
Net realized gains	2,006,305
Total investment income	14,448,884

Contributions
Company	3,298,135
Participant	4,185,843
Rollovers from other qualified plans	92,452
Total contributions	7,576,430

Other income	9,490
Total additions	22,034,804

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	16,246,697
Administrative fees	157,202
Total deductions	16,403,899

NET INCREASE	5,630,905
NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR	95,702,252
NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$101,333,157

See accompanying notes to financial statements.

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 1 - DESCRIPTION OF PLAN

The following description of the A. M. Castle & Co. 401(k) Savings and Retirement Plan (“the Plan”) is provided for general information purposes only. Users of these financial statements should refer to the plan document for more complete information.

General: The Plan was established on January 1, 1957. The Plan was amended and restated from time to time to provide a means for eligible (salaried and nonsalaried) employees to participate in the earnings of A. M. Castle & Co. and its subsidiaries (the “Company”) in order to build a supplemental retirement fund and to provide additional disability and death benefits. Participants should refer to the plan document for more complete information.

The Plan is a defined contribution 401(k) plan available to salaried and other eligible employees of the Company and certain of its subsidiaries, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees of the Company are eligible to become participants in the Plan on the first day of the month following the completion of 30 days of service. Employees hired after January 1, 2011 are automatically enrolled in the Plan with a salary deferral of three percent of pre-tax compensation, increasing one percent annually until a maximum deferral of ten percent is reached. Each automatically enrolled participant defaults into the T. Rowe Price Target Date Retirement Funds unless the participant elects an alternative investment option. Upon enrollment in the Plan, a participant may direct Company and employee contributions to any combination of available investment options and can opt out of participation at any time.

Trustee: The Principal Financial Group (the “Trustee”) is the Trustee of the Plan effective September 1, 2005. The Plan’s trust fund is administered under the terms of certain trust agreements between the Plan and the Trustee. The trust agreements provide, among other things, that the Trustee shall account for all investments, receipts, and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the fund at the close of the year.

Contributions: Each year, participants may contribute up to 100% of their eligible pretax annual compensation (salary reduction contributions), as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitations. Participants who are 50 years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRC limit. Participants may also contribute amounts representing distributions from other qualified plans (rollover contributions).

Effective January 1, 2013, the Plan was amended to allow participants to make Roth elective deferrals. The Plan was also amended at this time to discontinue the after-tax contribution previously available as a contribution option to participants.

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 1 - DESCRIPTION OF PLAN (continued)

The Company matches 100% of each dollar the employee contributes to the Plan up to the first 6% of the participant’s pretax compensation. For employees whose pension benefit was previously frozen and who met eligibility requirements, there is a fixed “pension credit” contribution of either 3% or 6% of eligible compensation. The “pension credit” contribution percentage was determined on July 1, 2008, the date the pension benefit was frozen, based on age and service at the time the benefit was frozen. USWA participants receive no Company contribution.

Participant Accounts: Each participant’s account is credited with the participant’s contributions, rollover contributions, and an allocation of the Company’s contributions and plan earnings (net of administrative expenses). Allocations are based on the participant’s eligible compensation or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options: The investment options provided under the Plan are as follows:

Common Stock

A. M. Castle & Co. common stock - consists entirely of A. M. Castle & Co. common stock.

Mutual Funds

Conservative Allocation Fund - The fund’s objective is to provide long-term growth of income and a high and sustainable level of current income, along with moderate long-term capital appreciation. The fund invests approximately 60% to 65% of assets in investment-grade corporate, U.S. Treasury, and government agency bonds, as well as mortgage-backed securities. The remaining 35% to 40% of fund assets are invested in common stocks of companies that have a history of above-average dividends or expectations of increasing dividends.

Large Value Fund - The fund’s objective is to provide long-term growth of capital and income. The fund invests at least 80% of assets in common stocks and other equity securities of companies that pay or are expected to pay dividends. It invests primarily in common stocks of companies with market capitalizations greater than $3.5 billion. The fund may also invest in real estate investment trusts and in non-U.S. securities, including emerging market securities.

Large Growth Fund - The fund’s objective is to provide long-term capital appreciation and, secondly, current income. The fund primarily invests in common stocks and convertible securities. The portfolio manager uses a bottom-up approach to stock selection and seeks high quality, well-established large-cap companies that are believed to be growing their near-term earnings at an above average rate. It defines a large-cap company as one having a market capitalization of $5.0 billion or more at the time of acquisition. The fund may invest in foreign securities.

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 1 - DESCRIPTION OF PLAN (continued)

Large Blend Fund - The fund’s objective is to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Standard & Poor's 500 Index. It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Mid-Cap Value Fund - The investment seeks capital appreciation. The fund primarily invests in the common stocks of mid-sized companies whose stock prices the portfolio managers believe are undervalued. It normally invests at least 80% of the net assets in equity securities of companies whose market capitalization falls, at the time of purchase, within the 12-month average of the capitalization range of the Russell Midcap Value Index. The fund may also invest in foreign equity and debt securities, which may include investments in emerging markets.

Small Growth Fund - The investment seeks long-term growth of capital. The fund invests at least 80% of assets in equities securities of small-, mid-, and/or micro-cap companies with market capitalizations up to $5.0 billion that it believes are trading significantly below its estimate of their current worth, basing the assessment chiefly on balance sheet quality and cash flow levels. Although the fund normally focuses on the securities of U.S. companies, it may invest up to 25% of its net assets in foreign securities.

Foreign Large Blend Fund - The investment seeks long term growth of capital. The fund normally invests in the equity securities of issuers located in international markets.  It typically invests in equity and equity-related instruments of mid-size and larger companies.  The fund invests at least 80% of net assets in equity securities of issuers located anywhere in the world, normally excluding the U.S.  It may invest in derivatives for hedging and non-hedging purposes.  The fund may invest up to 35% of its net assets in emerging market securities.  The maximum allocation to any one country, measured at the time of purchase, is the higher of 15% or double the country’s weighting in the Morgan Stanley Capital International Europe, Australasia, and Far East (EAFE) Index.

Retirement Income Fund - The investment seeks the highest total return over time consistent with an emphasis on both capital growth and income. The fund invests in a diversified portfolio of other T. Rowe Price stock and bond funds that represent various asset classes and sectors. It is intended for retired investors who seek income and relative stability from bonds along with some capital appreciation potential from stocks. The fund’s “neutral allocations,” which are what T. Rowe Price considers broadly appropriate for investors during their retirement years, are 40% stock funds and 60% bond funds. While the investment is non-diversified, it invests in diversified underlying holdings.

Target Date 2000-2010, Target Date 2011-2015, Target Date 2016-2020, Target Date 2021-2025, Target Date 2026-2030, Target Date 2031-2035, Target Date 2036-2040, Target Date 2041-2045, Target Date 2046-2050 and Target Date 2051+ Funds - The investments seek the highest total return over time consistent with an emphasis on both capital growth and income. The funds invest in a diversified portfolio of other T. Rowe Price stock and bond funds that represent various asset classes and sectors. Their allocation between T. Rowe Price stock and bond funds will change over time in relation to the target retirement date. While the investments are non-diversified, they invest in diversified underlying holdings.

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 1 - DESCRIPTION OF PLAN (continued)

Common Collective Trust

Fixed Income Fund - The fund seeks to preserve invested principal while providing a competitive current rate of return. The fund invests primarily in guaranteed investment contracts (“GICs”), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts and synthetic GICs. The fund will operate within a weighted average maturity range selected by the fund’s trustee from time to time.

Vesting: Participant contributions (including rollover contributions) and earnings thereon are at all times 100% vested. For Company contributions to the Plan, and any earnings thereon, participants will be fully vested after completing two calendar years of service. In addition, the Plan contains provisions under which the entire amount credited to a participant’s account is distributable upon a participant’s disability or death.

Forfeitures: Matching contributions made by the Company may be reduced by the amount of forfeitures from employees’ matching contribution accounts. Amounts forfeited from employees’ matching contribution accounts are to be allocated to eligible participants, as defined by the Plan. Forfeitures were used to reduce Company contributions in the amount of $93,348 for the year ended December 31, 2013.

Notes Receivable from Participants: Participants may borrow a minimum of $1,000 and a maximum of the lesser of $50,000 or 50% of their vested account balances for a specified time period, as defined in the plan document. Interest is charged on outstanding loans at one percentage point above the prime rate in effect at the time of the loan. Loan rates are established at the beginning of each quarter. Loans are secured by the balance in the participant’s account. Upon termination of employment, notes receivable from participants (if in default) are first deducted from participant equity, with the remaining equity balance distributed to the participant.

Payment of Benefits: Benefit payments from the Plan will not be made until a participant retires, dies, attains age 65, or otherwise terminates employment with the Company. However, in-service benefit payments may be taken when participants reach 59.5 years of age. Benefit payments are made in cash in a lump sum, an installment basis, purchase of an annuity, or can be rolled over to another plan or an individual’s Individual Retirement Account. Hardship withdrawals are allowed by the Plan in certain cases of financial hardship, as defined by the Plan.

Administrative Expenses: The Company pays a portion of the Plan's administrative expenses. A participant's account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant's investment returns.

Plan administration fees cover the day-to-day expenses of administering the Plan, and may be charged directly to a participant's account, covered by a portion of the asset-based fees deducted directly from investment returns, or paid through revenue-sharing payments made from investment managers to the record keeper.

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan utilizes various investment instruments, including mutual funds, a common collective trust fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition: Investments are stated at fair value. The fair values of common stock and mutual fund investments are based on quoted market prices as of the last day of the year. Common collective trusts are valued at the fair value based on the Net Asset Value (NAV) of the underlying investments of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the trust. Interest and dividends earned on investments, but not yet received, are included in the statements of net assets available for benefits.

Net appreciation in fair value of investments is calculated as the difference between market value at January 1, or date of purchase if subsequent to January 1, and fair value at year end. Fully benefit-responsive investment contracts included in the underlying investments of the FFTW Income Plus Fund, a common collective trust fund in which the Plan holds an interest, is to be presented at fair value. The difference between the fair value of this investment and its contract value is presented as a separate adjustment in the Statements of Net Assets Available for Benefits because the contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits: Benefit payments to participants are recorded when paid. Included in net assets available for benefits are amounts allocated to individuals who have completed an election to withdraw from the Plan and requested that their benefits be paid but whose distributions have not yet been paid. Plan assets allocated to the accounts of these participants were $49,915 and $13,221 as of December 31, 2013 and 2012, respectively.

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 3 - INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits (at fair value) as of December 31 are as follows:

	2013	2012
Common collective trust fund
FFTW Income Plus Fund	$22,811,575	$24,998,432

Mutual funds
Allianz NFJ Dividend Value Fund	12,834,833	11,312,921
Aston Asset Management Montag & Caldwell Growth Fund	12,025,062	10,803,211
Vanguard Wellesley Income Fund	9,284,081	11,056,329
Vanguard 500 Index Signal Fund*	6,275,594	4,763,068
Perkins Mid Cap Value Fund*	5,314,874	4,616,698

*The balance at December 31, 2012 is presented for comparability purposes and was not greater than 5% of the net assets available for benefits (at fair value) at December 31, 2012.
During 2013, the Plan's investments appreciated (depreciated) as follows:

Mutual funds		$8,660,550
Common collective trust fund		145,552
A. M. Castle & Co. common stock		(56,813)
Net appreciation in fair value of investments		$8,749,289

During 2013, the Plan's investments experienced net realized gains as follows:

Mutual funds		$1,865,867
Common collective trust fund		28,971
A. M. Castle & Co. common stock		111,467
Net appreciation in fair value of investments		$2,006,305

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 4 - FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 21, 2012 that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (“IRC”). The determination letter is applicable for the plan document effective January 1, 2010. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan is required to operate in conformity with the IRC in order to maintain its qualification. The Plan Administrator is not aware of any events that have occurred that might adversely impact the Plan’s qualified status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan management is required to evaluate tax positions taken by the Plan in accordance with U.S. GAAP. The financial statements effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Based on the Plan Administrator’s evaluation, there are no uncertain positions taken or expected to be taken by the Plan as of December 31, 2013 and 2012. Therefore, the Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

NOTE 5 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, it reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, all participants shall become 100% vested in their accounts and no part of the trust fund shall revert to the Company.

NOTE 6 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Notes receivable from Plan participants qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules.

The Plan invests in the common stock of the Plan sponsor, A. M. Castle & Co., which qualifies as a related-party transaction. As of December 31, 2013 and 2012, the fair value of the shares of common stock held in the Plan was $4,143,261 and $4,744,385, respectively, which translates 280,519 and 321,218 shares, respectively.

During the year ended December 31, 2013, administrative fees of $157,202 were paid by the Plan to the Trustee, which qualify as party-in-interest transactions. The Plan sponsor also pays certain fees and expenses of the Plan.

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 7 - FAIR VALUE MEASUREMENTS

The Plan follows U.S. GAAP for measuring, reporting, and disclosing fair value. These standards apply to all assets and liabilities that are measured, reported, and/or disclosed on a fair value basis.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets that the Plan has ability to access.

Level 2 - Observable market based inputs or unobservable inputs that are corroborated by market data. Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs to the valuation methodology reflect the Plan’s own assumptions, consistent with reasonably available assumptions made by other market participants.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following describes the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2013 and 2012.

Common stock - valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds - valued at the NAV of shares derived by the quoted prices of underlying investments held by the fund at year-end.

Common collective trust - valued at the NAV of underlying investments of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the trust.

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

The Plan sponsor is responsible for the determination of fair value. Accordingly, they perform periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the Plan sponsor has not historically adjusted the prices obtained from the pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan's assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Balance at December 31, 2013
Common stock
A.M. Castle & Co.	$4,143,261	$—	$—	$4,143,261

Mutual funds
Target Date Funds	16,772,441	—	—	16,772,441
Large Value Fund	12,834,833	—	—	12,834,833
Large Growth Fund	12,025,062	—	—	12,025,062
Conservative Allocation Fund	9,284,081	—	—	9,284,081
Large Blend Fund	6,275,594	—	—	6,275,594
Mid-Cap Value Fund	5,314,874	—	—	5,314,874
Foreign Large Blend Fund	4,878,544	—	—	4,878,544
Small Growth Fund	4,397,163	—	—	4,397,163
Retirement Income Fund	193,123	—	—	193,123
Common collective trust
Fixed Income Fund	—	22,811,575	—	22,811,575
Total	$76,118,976	$22,811,575	$—	$98,930,551

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

The following table sets forth the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Balance at December 31, 2012
Common stock
A.M. Castle & Co.	$4,744,385	$—	$—	$4,744,385

Mutual funds
Target Date Funds	12,176,024	—	—	12,176,024
Large Value Fund	11,312,921	—	—	11,312,921
Conservative Allocation Fund	11,056,329	—	—	11,056,329
Large Growth Fund	10,803,211	—	—	10,803,211
Foreign Large Blend Fund	4,776,019	—	—	4,776,019
Large Blend Fund	4,763,068	—	—	4,763,068
Mid-Cap Value Fund	4,616,698	—	—	4,616,698
Small Growth Fund	4,000,641	—	—	4,000,641
Retirement Income Fund	244,834	—	—	244,834
Common collective trust
Fixed Income Fund	—	24,998,432	—	24,998,432
Total	$68,494,130	$24,998,432	$—	$93,492,562

NOTE 8 – RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H FORM 5500

The reconciliation between the financial statements and Form 5500 is as follows:

	2013	2012
Net assets per Form 5500, Schedule H	$101,373,364	$95,913,185
Adjustment from fair value to contract value for fully benefit – responsive contracts	(40,207)	(187,345)
Other	—	(23,588)
Net assets available for benefits per financial statements	$101,333,157	$95,702,252

2013
Increase in net assets per Form 5500, Schedule H	$5,460,179
Less: 2013 adjustment from fair value to contract value for fully benefit – responsive contracts	(40,207)
Add: Other adjustment	23,588
Add: 2012 adjustment from fair value to contract value for fully benefit – responsive contracts	187,345
Increase in net assets available for benefits per financial statements	$5,630,905

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 9 - INVESTMENT IN THE FFTW INCOME PLUS FUND

In 2013 and 2012, the Plan invested in the FFTW Income Plus Fund (“Income Plus Fund”), a sub-fund of the BNP Paribas Investment Partners Pooled Trust fund for Employee Benefit Plans, (“common collective trust fund”). The Income Plus Fund is invested and reinvested primarily in guaranteed investment contracts (“GICs”), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs. A synthetic GIC is a contract that simulates the performance of a traditional GIC through the use of financial instruments. A key difference between a synthetic GIC and a traditional GIC is that the policyholder (such as a benefit plan) owns the assets underlying the synthetic GIC. To enable the policyholder to realize a specific known value for the assets if it needs to liquidate them, synthetic GICs utilize a "wrapper" contract that provides market and cash flow risk protection to the policyholder.

The Income Plus Fund invests primarily in investment contracts such as traditional GICs and enters into wrapper contracts with underlying securities to create synthetic GICs. In a traditional GIC, the Income Plus Fund enters into a contract with an issuer (typically a bank or life insurance company), which provides for a stated rate of interest and a fixed maturity. In a synthetic GIC structure, the Income Plus Fund owns fixed-income investments and enters into a wrap contract from high-quality insurance companies, banks, or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the wrap provider to maintain the "contract value" of the underlying investments. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).

In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the Income Plus Fund in the event that shareholder redemptions result in partial or total contract liquidation. In the event that there are partial shareholder redemptions that would otherwise cause the contract's crediting rate to fall below zero percent, the wrap provider is obligated to contribute to the Income Plus Fund an amount necessary to maintain the contract's crediting rate to at least zero percent. The circumstances under which payments are made and the timing of payments between the Fund and the wrap provider may vary based on the terms of the wrap contract.

In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include termination of participating plans, or a material adverse change to the provisions of participating plans. At this time, the Plan and the Income Plus Fund, believe that it is not probable that the occurrence of any such events would be significant enough to limit the Income Plus Fund’s ability to transact at contract value with participants.

The NAV of the Income Plus Fund's share classes is determined on a daily basis. Units can be issued and redeemed on any business day at that day's unit value. All earnings, expenses, and gains and losses of the Income Plus Fund are reflected in the calculation of the daily unit value. Although it is intended to permit daily withdrawals, some of the assets of the Income Plus Fund, especially investment contracts, may require an adjustment in the value of the investment if a withdrawal is made. In any event, the withdrawal may be deferred over such period of time, not to exceed one year, as may be deemed necessary for fair and orderly management of the Income Plus Fund.

NOTE 10 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 25, 2014, which is the date that the financial statements were approved and available to be issued, for events requiring recording or disclosure in the Plan’s financial statements.

SUPPLEMENTARY INFORMATION

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Name of plan sponsor: A. M. Castle & Co.
Employer identification number: 36-0879160
Three-digit plan number: 002
(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
		Common Stock
*	A.M. Castle & Co.	A.M. Castle & Co. common stock	**	$4,143,261
		Mutual Funds
	Allianz NFJ Advisors	Dividend Value Fund	**	12,834,833
	Aston Asset Management	Montag & Caldwell Growth Fund	**	12,025,062
	The Vanguard Group	Wellesley Income Fund	**	9,284,081
	The Vanguard Group	Vanguard 500 Index Signal Fund	**	6,275,594
	Janus International Holding, LLC	Perkins Mid Cap Value Fund	**	5,314,874
	Manning & Napier Advisors, Inc.	Manning & Napier Overseas Fund	**	4,878,544
	The Royce Funds	Royce Value Plus Service Fund	**	4,397,163
	T. Rowe Price Funds	Retirement Income Fund	**	193,123
	T. Rowe Price Funds	Retirement 2005 Fund	**	22,795
	T. Rowe Price Funds	Retirement 2010 Fund	**	282,092
	T. Rowe Price Funds	Retirement 2015 Fund	**	2,764,388
	T. Rowe Price Funds	Retirement 2020 Fund	**	4,107,204
	T. Rowe Price Funds	Retirement 2025 Fund	**	2,296,814
	T. Rowe Price Funds	Retirement 2030 Fund	**	1,868,031
	T. Rowe Price Funds	Retirement 2035 Fund	**	1,859,529
	T. Rowe Price Funds	Retirement 2040 Fund	**	1,660,232
	T. Rowe Price Funds	Retirement 2045 Fund	**	1,127,693
	T. Rowe Price Funds	Retirement 2050 Fund	**	599,424
	T. Rowe Price Funds	Retirement 2055 Fund	**	184,239
		Common Collective Trust Fund
	BNP Paribas Investment Partners Trust Company	FFTW Income Plus Fund	**	22,811,575
		Participant Loans
*	Participant loans	Maturing through 2023, at interest rates of 4.25% to 8.75%	$—	2,442,813
	Total investments			$101,373,364

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SUPPLEMENTARY INFORMATION

A.M. CASTLE & CO.
401(K) SAVINGS AND RETIREMENT PLAN

SCHEDULE H, Line 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the Year Ended December 31, 2013

Name of plan sponsor: A. M. Castle & Co.
Employer identification number: 36-0879160
Three-digit plan number: 002

Participant contributions transferred late to the plan			Check here if participant loan repayments are included	Total that Constitute Non-Exempt Prohibited Transactions			Total fully corrected under VFCP and PTE 2002-51
Amount withheld	Date withheld	Date remitted		Contributions not corrected	Contributions corrected outside the VFCP	Contributions pending correcton in VFCP
$11,627	6/28/2012	2/26/2013	☐				$11,627
$12,078	8/17/2012	2/26/2013	☐				$12,078
$5,596	11/5/2012	2/26/2013	☐				$5,596

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. M. CASTLE & CO. 401(K) SAVINGS AND RETIREMENT PLAN

June 25, 2014	By:	/s/ Kent Madlinger
	Name:	Kent Madlinger
	Title:	Chair of the Administration Committee

EXHIBIT INDEX

Exhibit Number	Description	Page Number
23.1*	Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm	EX-1-

* Filed herewith